UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of April, 2022 Commission File Number 001-37595 SANTANDER UK GROUP HOLDINGS PLC (Translation of registrant's name into English) 2 Triton Square, Regent's Place, London NW1 3AN, England (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F . . . .X. . . . Form 40-F . . . . . . . . Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_ THE REGISTRANT HEREBY INCORPORATES ALL PARTS, EXCEPT FOR "APPENDIX 2 - SUPPLEMENTARY CONSOLIDATED INFORMATION FOR SANTANDER UK PLC AND ITS CONTROLLED ENTITIES" ON PAGE 13, OF THIS REPORT ON FORM 6-K BY REFERENCE INTO REGISTRATION STATEMENT NO. 333-257705 FILED BY THE REGISTRANT WITH THE SECURITIES AND EXCHANGE COMMISSION ON FORM F-3ASR UNDER THE SECURITIES ACT OF 1933. The "Appendix 2 - Supplementary consolidated information for Santander UK plc and its controlled entities" on page 13 shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into this Report on Form 6-K nor any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing. In addition, this Report on Form 6-K contains references to websites of the registrant and its affiliates. The registrant is not incorporating by reference any information posted on such websites.

Quarterly Management Statement, 31 March 2022 1 Santander UK Group Holdings plc The information contained in this report is unaudited and does not comprise statutory accounts within the meaning of section 434 of the Companies Act 2006 (‘the Act’). The statutory accounts for the year ended 31 December 2021 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act. This report provides a summary of the unaudited business and financial trends for the three months ended 31 March 2022 for Santander UK Group Holdings plc and its subsidiaries (Santander UK), including its principal subsidiary Santander UK plc. The unaudited business and financial trends in this statement only pertain to Santander UK on a statutory basis (the statutory perimeter). Unless otherwise stated, references to results in previous periods and other general statements regarding past performance refer to the business results for the same period in 2021. This report contains non-IFRS financial measures that are reviewed by management in order to measure our overall performance. These are financial measures which management believe provide useful information to investors regarding our results and are outlined as Alternative Performance Measures in Appendix 1. These measures are not a substitute for IFRS measures. Appendix 2 contains supplementary consolidated information for Santander UK plc, our principal ring-fenced bank. A list of abbreviations is included at the end of this report and a glossary of terms is available at: https://www.santander.co.uk/about-santander/investor-relations/glossary Santander UK Group Holdings plc Quarterly Management Statement for the three months ended 31 March 2022 Paul Sharratt Head of Investor Relations 07715 087 829 Stewart Todd Head of External Affairs 07711 776 286 For more information: santander.co.uk/about-santander ir@santander.co.uk

Quarterly Management Statement, 31 March 2022

Mike Regnier, Chief Executive Officer, commented:

"I'm proud to be presenting my first set of results, as the new CEO of Santander UK, and feel privileged to have the opportunity to build on the fantastic work of Nathan Bostock, our former CEO, and the team. Our first quarter has continued the momentum we built during 2021, with our profit from continuing operations before tax increasing to £495m. This has been underpinned by another strong performance in the mortgage market with £3.6bn of net lending.

"Our transformation programme continues to focus on digitalisation and meeting the changing needs of our customers. This is backed up by our resilient balance sheet and prudent approach to risk.

"As households face rapidly increasing costs of living, we stand ready to support our customers and provide them with practical advice and tools. We have a dedicated team of financial care specialists, reaching out to people who may be experiencing difficulties and have increased online customer support capability. We will explore all options for customers who are facing difficulties with their loan, credit card, overdraft or mortgage.

"For our business customers, our Survive & Revive programme provides guidance on issues like managing cashflow. These measures demonstrate our commitment to continuing to help people and businesses prosper in these challenging and uncertain times."

Supporting our customers with what matters most

- Dedicated sections on our website to help customers manage their energy bills, plan budgets and stay on top of spending.
- Improved our chatbot and live chat functionality as we strengthen our capability to serve our customer online.
- Increased the customer interest rate on our 1I2I3 Current Account and launched a new 2.5% Regular eSaver account.

Profit from continuing operations[1] before tax up 183% to £495m (adjusted[2] up 29%).

- Banking NIM up 20bps to 2.01% following deposit repricing and the impact of base rate increases (Q1-21: 1.81%).
- Operating expenses down 19%, reflecting lower transformation programme investment following significant restructuring in 2021. Adjusted[2] operating expenses down 5% with improved efficiency from our transformation programme.
- CIR improved by 22pp to 49% (Q1-21: 71%). Adjusted[2] CIR improved by 10pp to 46% (Q1-21: 56%).
- Credit impairment charges of £52m (Q1-21: £2m write-backs), reflecting the potential risks from higher inflation; no deterioration observed in asset quality to date.
- Provisions for other liabilities and charges £79m lower with reduced transformation spend and up £14m[2] when adjusted for this.
- Since 2019, £778m of transformation programme investment with a customer and digitalisation focus has realised £531m of savings.

Proven balance sheet resilience with strong capital and liquidity

- Our prudent approach to risk is reflected by low arrears, no material corporate defaults, and ECL provision of £0.9bn (Dec-21: £0.9bn).
- CET1 capital ratio of 15.5% (2021: 15.9%) and UK leverage ratio of 5.1% (2021: 5.2%), well above requirements. Strong LCR of 178%.
- No direct exposure to countries involved in the conflict in Ukraine.

A clear focus on our communities and being a sustainable and responsible bank

- Assisted customers to reduce their carbon footprint, with £4bn of green finance in 2021, targeting £20bn by 2025[3].
- We raised and donated over £250k in Q1-22 for the Red Cross and UNHCR to help those affected by the conflict in Ukraine.
- Announced Macmillan Cancer Support as our new charity partner for the next three years.
- Launched a free online course, Your Digital Pathway, to help people improve their digital skills to aid their career development.

Income statement highlights	**Q1-22** **£m**	**Q1-21[1]** **£m**
Operating income	1,175	1,018
Operating expenses before credit impairment (losses) / write-backs, provisions and charges	(581)	(719)
Credit impairment (losses) / write-backs	(52)	2
Provisions for other liabilities and charges	(47)	(126)
Profit from continuing operations before tax	**495**	**175**
Adjusted profit from continuing operations before tax[2]	*534*	*413*

Balance sheet and capital highlights	**31.03.22** **£bn**	**31.12.21** **£bn**
Customer loans	**213.7**	**210.6**
- of which Retail Banking mortgages (Homes)	180.9	177.3
- of which CCB	16.9	17.0
Customer deposits	**190.7**	**192.2**
CET1 capital ratio	15.5%	15.9%
UK leverage ratio	5.1%	5.2%

1. Q1-21 restated to include CIB as a discontinued operation after its transfer to SLB under a Part VII banking business transfer scheme, completed on 11 October 2021.
2. Non-IFRS measure. See Appendix 1 for details and a reconciliation of adjusted metrics to the nearest IFRS measure.
3. Includes lending to finance properties with an EPC rating of A and B, renewable energy and electric vehicles as well as financing raised and facilitated.

2 Santander UK Group Holdings plc

Quarterly Management Statement, 31 March 2022

Summarised consolidated income statement Q1-22 vs Q1-21

	Q1-22 £m	Q1-21 £m	*Change* %
Net interest income	1,053	925	*14*
Non-interest income[1]	122	93	*31*
Total operating income	**1,175**	**1,018**	***15***
Operating expenses before credit impairment (losses) / write-backs, provisions and charges	(581)	(719)	*(19)*
Credit impairment (losses) / write-backs	(52)	2	*n.m.*
Provisions for other liabilities and charges	(47)	(126)	*(63)*
Profit from continuing operations before tax	**495**	**175**	***183***
Tax on profit from continuing operations	(105)	(46)	*128*
Profit from continuing operations after tax	**390**	**129**	***202***
Profit from discontinued operations after tax[3]	-	7	*n.m.*
Profit after tax	**390**	**136**	***187***
Banking NIM	2.01%	1.81%	20bps
CIR	49%	71%	*-22pp*

- Net interest income up 14%, following liability repricing actions and the impact of base rate increases.
- Non-interest income up 31%, due to the cost of wholesale funding liability management in Q1-21 which was not repeated and higher Consumer Finance income largely reflecting the increase in the residual value of second hand cars.

  When adjusted for the £20m operating lease depreciation (Q1-21: £23m), non-interest income[2] increased 50%.
- Operating expenses before credit impairment (losses) / write-backs, provisions and charges down 19% largely related to lower transformation programme spend following significant restructuring in 2021.

  When adjusted for £33m transformation programme costs (Q1-21: £142m), operating expenses[2] fell 5% reflecting continued efficiency savings from our transformation programme.
- Credit impairment losses of £52m, primarily reflecting the potential risk that higher inflation could impact unsecured lending repayments and an uplift applied to the mortgage probability of default. New to arrears flows and Stage 3 defaults remain low as all portfolios continue to perform resiliently. Notable changes in ECL are outlined on page 5.
- Provisions for other liabilities and charges decreased 63%, largely related to lower transformation programme charges following significant restructuring in 2021.

  When adjusted for transformation programme charges of £3m (Q1-21: £96m) provisions for other liabilities and charges[2] were up 47% including higher fraud charges of £31m (Q1-21: £19m).
- Tax on profit from continuing operations increased to £105m driven by higher taxable profits. The effective tax rate of 21.2% (Q1-21: 26.3%) was lower than in 2021 reflecting the impact on deferred tax of a legislative reduction in the bank surcharge rate which is effective from 1 April 2023.

2022 outlook

- We expect Banking NIM to be above 2021 following base rate increases.
- Inflation is likely to impact operating expenses in 2022, however we expect this will be offset by savings from our transformation programme.
- The increased cost of living will affect our customers and could impact affordability of unsecured lending. To date, we have not seen any deterioration of credit quality, our unsecured lending and BTL portfolios are relatively small. 85% of our loans are retail mortgages with an average LTV of 40%.
- We expect our growth in mortgage lending to be broadly in line with the market.

1. Comprises 'Net fee and commission income' and 'Other operating income'.
2. Non-IFRS measure. See Appendix 1 for details and a reconciliation of adjusted metrics to the nearest IFRS measure.
3. Discontinued operations relate to the CIB segment which was moved to SLB under a Part VII banking business transfer scheme, which completed on 11 October 2021.

3 Santander UK Group Holdings plc

Quarterly Management Statement, 31 March 2022

Summarised consolidated income statement Q1-22 vs Q4-21

	Q1-22 £m	Q4-21 £m	*Change* %
Net interest income	1,053	1,029	*2*
Non-interest income[1]	122	102	*20*
Total operating income	**1,175**	**1,131**	***4***
Operating expenses before credit impairment (losses) / write-backs, provisions and charges	(581)	(620)	*(6)*
Credit impairment (losses) / write-backs	(52)	63	*n.m.*
Provisions for other liabilities and charges	(47)	(154)	*(69)*
Profit from continuing operations before tax	**495**	**420**	***18***
Banking NIM	2.01%	1.95%	*6bps*
CIR	49%	55%	*-6pp*

- Net interest income increased following the base rate increases since December 2021.
- Non-interest income increased, largely due to higher net fees and Consumer Finance income.
- Operating expenses before credit impairment (losses) / write-backs, provisions and charges decreased largely due to lower transformation programme spend.
- Credit impairment losses in Q1-22 reflected the risk that higher inflation could impact unsecured lending repayments compared to Covid-19 related PMA releases in Q4-21.
- Provisions for other liabilities and charges decreased, due to the UK Bank Levy which is charged annually in Q4.

Summarised balance sheet

	31.03.22 **£bn**	**31.12.21** **£bn**
Customer loans	213.7	210.6
Other assets	78.1	83.1
Total assets	**291.8**	**293.7**
Customer deposits	190.7	192.2
Total wholesale funding	66.6	65.4
Other liabilities	18.0	19.8
Total liabilities	**275.3**	**277.4**
Shareholders' equity	16.5	16.1
Non-controlling interests	-	0.2
Total liabilities and equity	**291.8**	**293.7**

- Customer loans increased £3.1bn, with £3.6bn net mortgage lending (£9.5bn of gross lending).
- Customer deposits decreased £1.5bn, with reductions in Business Banking deposits and retail savings. 1I2I3 Current Account balances stable at £58bn (Dec-21: £58bn).
- Other assets and other liabilities fell primarily reflecting our approach to liquidity management in Q1-22.

1. Comprises 'Net fee and commission income' and 'Other operating income'.

4

Santander UK Group Holdings plc

Quarterly Management Statement, 31 March 2022

Mar-22 ECL provision stable at £0.9bn (Dec21: £0.9bn)

Notable changes to ECL during Q1-22 which impacted credit impairment

- **Affordability of unsecured lending repayments: charge of £20m**
  We introduced new PMAs to account for the potential risk of future Stage 1 to Stage 2 flows of highly indebted customers most susceptible to a cost of living shock.
- **Mortgage probability of default: charge of £18m**
  We uplifted our modelled mortgage probability of default as back testing and monitoring shows a risk of model underestimation.
- **Economic scenarios and weights: net release of £2m**
  The update to economic scenarios and weights used to calculate ECL reflected lower unemployment and a strong housing market against a back-drop of low arrears and defaults. This was partially offset by a reweighting to a new stubborn inflation scenario introduced in Q1-22 to capture the risks of higher inflation and higher base rates.
  Our latest economic scenarios are outlined on page 6.
- **Covid-19 related PMAs: net release of £16m**
  Following review of corporate lending to sectors affected by Covid-19, we moved £1.2bn of lending from Stage 2 to Stage 1 as it no longer demonstrated a significant increase in credit risk.
- **Write-offs against provision**
  Gross write-off utilisation of £34m remains significantly lower than pre-Covid levels.

Credit performance[1]

31 March 2022	Customer loans Total £bn	Stage 1 £bn	Stage 2 £bn	Stage 3 £bn	3-month Gross write-offs £m	Loan loss allowances £m
Retail Banking	188.9	174.7	12.0	2.2	26	424
of which mortgages (Homes)	180.9	167.6	11.4	1.9	1	197
of which unsecured retail (Everyday Banking[1])	8.0	7.1	0.6	0.3	25	227
Consumer Finance	5.1	4.8	0.3	-	3	60
CCB	16.9	13.2	2.9	0.8	5	403
Corporate Centre	2.8	2.7	0.1	-	-	1
Total	**213.7**	**195.4**	**15.3**	**3.0**	**34**	**888**
Undrawn balances	38.0	37.3	0.6	0.1		
Stage 1, Stage 2 and Stage 3 ratios[2]		91.44%	7.16%	1.50%		

31 December 2021	Customer loans Total £bn	Stage 1 £bn	Stage 2 £bn	Stage 3 £bn	12-month Gross write-offs £m	Loan loss allowances £m
Retail Banking	185.6	171.8	11.7	2.1	108	389
of which mortgages (Homes)	177.3	164.4	11.1	1.8	5	191
of which unsecured retail (Everyday Banking[1])	8.3	7.4	0.6	0.3	103	198
Consumer Finance	5.0	4.8	0.2	-	25	52
CCB	17.0	11.8	4.4	0.8	58	423
Corporate Centre	3.0	2.8	0.2	-	-	2
Total	**210.6**	**191.2**	**16.5**	**2.9**	**191**	**866**
Undrawn balances	37.8	36.2	1.5	0.1		
Stage 1, Stage 2 and Stage 3 ratios[2]		90.79%	7.83%	1.43%		

- Following the implementation of a new definition of default, the Stage 3 ratio increased by 7bps (£0.2bn). This was due to the inclusion of non-performing forbearance accounts which were previously reported in Stage 2 and are now reported in Stage 3, subject to a 12 month probation period in line with our regulatory default definition.

1. Everyday Banking includes BBLS lending through Business Banking. See Appendix 3 for more information
2. Stage 3 ratio is the sum of Stage 3 drawn and Stage 3 undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets.

5 Santander UK Group Holdings plc

Quarterly Management Statement, 31 March 2022

Economic scenarios

- The UK economy has faced a range of challenges over the last two years from Brexit, and most significantly, the Covid-19 crisis. Attention has now switched to the high rates of inflation seen globally, exacerbated by the conflict in Ukraine that has triggered a sharp increase in commodity prices.
- Despite a positive start to 2022, growth has started to lose momentum with the economy growing by 0.1% in February. The outlook remains increasingly uncertain, with inflation hitting record levels and real disposable income set to drop by c2% this year. Another large increase in the energy price cap in October could lead to a further spike in inflation in late 2022, creating further cost of living challenges for households and businesses well into 2023.
- The scenarios continue to encapsulate different potential outcomes from the base case. Downside 3 which was related to Covid-19 has been replaced by a stubborn inflation scenario. The scenario is based on high inflation which is persistently above target, which results in base rate peaking to 5%, further adding to the cost of living crisis and reducing consumer demand. The other downside scenarios capture a range of risks, including: continuing weaker investment reflecting the turbulent political global environment; emergence of new Covid strains which are immune to vaccines leading to further restrictions; a larger negative impact from the EU trade deal given ongoing issues such as in Northern Ireland; and a continuing and significant mismatch between vacancies and skills, as well as a smaller labour force.
- Our five scenarios are underpinned by wide ranging inflation forecasts, capturing a peak range between 7.5-8.5% and varying trajectories back to the 2% Bank of England target over the 5 year forecast period.
- The scenario weights were adjusted from Q4-21 to reflect recent market forecasts for lower growth and higher inflation, resulting in a 5pp reduction in the base case, a 10pp reduction in the downside 1 scenario. This was offset by a 15pp increase in the stubborn inflation scenario (previously called downside 3 which had a 5% weighting).

31 March 2022		Upside 1	Base case	Downside 1	Downside 2	Stubborn Inflation
		%	%	%	%	%
GDP (calendar year annual growth rate)	2021	7.5	7.5	7.5	7.5	7.5
	2022	4.1	3.9	3.4	-0.9	4.3
	2023	2.0	1.5	0.8	-0.9	-1.3
	2024	1.9	1.5	0.5	1.7	-0.9
	2025	2.0	1.5	0.5	1.6	0.6
	2026	2.0	1.5	0.4	1.5	1.0
Base rate (At 31 December)	2021	0.25	0.25	0.25	0.25	0.25
	2022	1.00	1.00	1.00	1.50	2.50
	2023	1.25	1.25	1.25	2.50	4.50
	2024	1.50	1.25	0.75	3.00	5.00
	2025	1.75	1.25	1.00	2.75	3.50
	2026	2.00	1.25	1.00	2.25	2.50
HPI (Q4 annual growth rate)	2021	8.7	8.7	8.7	8.7	8.7
	2022	5.5	5.0	5.2	2.1	5.6
	2023	-1.8	2.0	-3.9	-9.4	-6.8
	2024	-0.9	3.0	-4.7	-5.1	-9.5
	2025	1.9	3.0	-2.5	1.5	-4.6
	2026	4.0	3.0	-0.3	5.2	1.4
	5yr CAGR	1.7	3.2	-1.3	-1.3	-2.9
Unemployment (At 31 December)	2021	4.1	4.1	4.1	4.1	4.1
	2022	4.0	4.2	4.2	5.4	4.0
	2023	4.1	4.3	4.8	5.9	5.9
	2024	4.0	4.1	5.1	5.7	6.3
	2025	3.9	4.1	5.5	5.6	6.4
	2026	3.7	4.1	5.8	5.5	6.4
	5yr Peak	4.1	4.3	5.8	6.0	6.5
Scenario weighting:						
31 March 2022		5%	40%	15%	20%	20%
31 December 2021		5%	45%	25%	20%	5%

6

Santander UK Group Holdings plc

Quarterly Management Statement, 31 March 2022

Capital, funding and liquidity

		31.03.22	31.12.21
		£bn	£bn
Capital:	CET1 capital	10.7	10.8
	Total qualifying regulatory capital	14.4	14.7
	CET1 capital ratio	15.5%	15.9%
	Total capital ratio	20.8%	21.6%
	UK leverage ratio	5.1%	5.2%
	RWA	69.4	68.1
	UK leverage exposure	248.1	246.3
Funding:	Total wholesale funding and AT1	68.8	67.8
	- of which with a residual maturity of less than one year	11.1	10.2
Liquidity[1]:	LCR	178%	n.a.
	LCR eligible liquidity pool	50.7	n.a.

Capital ratios impacted by the change in treatment of software assets

- The CET1 capital ratio decreased 40bps to 15.5%, this was largely as a result of regulatory changes that took effect from January 2022, which included the reintroduction of the full CET1 deduction for software assets and the implementation of the new regulatory guidance related to definition of default. Without these one-off regulatory changes, the CET1 capital ratio would have remained broadly flat in the period.
- The UK leverage ratio decreased 10bps to 5.1%, largely due to the change in treatment of software assets on 1 January 2022 which removed a c10bps benefit as well as higher leverage exposure from asset growth. The UK leverage ratio is 150bps above the regulatory minimum and buffers.
- Total capital ratio decreased by 80bps to 20.8%, due to the one-off regulatory changes taking effect on 1 January 2022 and the reduction in Additional Tier 1 and Tier 2 capital securities recognised following the end of the CRR Grandfathering period on 1 January 2022.
- 2022 ordinary share dividends are expected to be in line with our existing dividend policy of 50% of profit after tax.

Robust funding, liquidity and interest rate management

- Total wholesale funding increased, reflecting $1bn and £500m senior unsecured issuances in Jan-22. We also issued covered bonds of £1.5bn in Mar-22 and €1.75bn in Apr-22 from Santander UK plc, our RFB. Wholesale funding costs improved in 2022 with buy backs and maturities being refinanced at lower cost.
- We expect to issue between £2bn and £3bn of MREL in 2022, of which we have already issued £1.25bn equivalent. £1.2bn has been called in 2022 and c£0.8bn of existing Santander UK senior unsecured debt will also become ineligible.
- HoldCo LCR of 178%, RFB DolSub LCR of 171% and SFS LCR of 214%.
- Our structural hedge position remained broadly stable at c£106bn, with an average duration of c2.6 years.

Interest rate risk

- The table below shows how our net interest income would be affected by a 25bps and a 50bps parallel shift (both up and down) applied instantaneously to the yield curve. Sensitivity to parallel shifts represents the amount of risk in a way that we think is both simple and scalable.

NII sensitivity[2]	Mar-22	2021
	£m	£m
+50bps	158	167
+25bps	80	89
-25bps	(85)	(94)
-50bps	(171)	(205)

1. Liquidity metrics now reported for HoldCo from 1 January 2022 following adoption of CRR2 regulation (previously reported for RFB DolSub, now shown in Appendix 2).
2. Based on modelling assumptions of repricing behaviour.

7 Santander UK Group Holdings plc

Quarterly Management Statement, 31 March 2022 8 Santander UK Group Holdings plc Segmental reporting and balances Customer loans by segment 31.03.22 31.12.21 £bn £bn Retail Banking1 188.9 185.6 Consumer Finance 5.1 5.0 CCB2 16.9 17.0 Corporate Centre3 2.8 3.0 Total 213.7 210.6 Customer deposits by segment 31.03.22 31.12.21 £bn £bn Retail Banking1 156.0 157.0 CCB 25.4 25.6 Corporate Centre3 9.3 9.6 Total 190.7 192.2 RWA by segment 31.03.22 31.12.21 £bn £bn Retail Banking 44.4 42.9 Consumer Finance 6.7 6.4 CCB 12.6 12.9 Corporate Centre 5.7 5.9 Total 69.4 68.1 1. See Appendix 3 for a portfolio breakdown of Retail Banking customer loans and customer deposits. 2. CCB customer loans includes £4.4bn of CRE loans (2021: £4.4bn). 3. Corporate Centre customer loans includes Social Housing lending of £1.8bn (2021: £2.2bn) and Corporate Centre customer deposits includes Crown Dependencies of £5.6bn (2021: £6.0bn).

Quarterly Management Statement, 31 March 2022

Summary income statement from continuing operations by segment

Q1-22	Retail Banking £m	Consumer Finance £m	CCB £m	Corporate Centre £m	Total £m
Net interest income	901	46	108	(2)	1,053
Non-interest income[1]	42	52	34	(6)	122
Total operating income	**943**	**98**	**142**	**(8)**	**1,175**
Operating expenses before credit impairment (losses) / write-backs, provisions and charges	(411)	(34)	(91)	(45)	(581)
Credit impairment (losses) / write-backs	(59)	(9)	15	1	(52)
Provisions for other liabilities and charges	(42)	-	(1)	(4)	(47)
Profit / (loss) from continuing operations before tax	**431**	**55**	**65**	**(56)**	**495**

Q1-21[2]	Retail Banking £m	Consumer Finance £m	CCB £m	Corporate Centre £m	Total £m
Net interest income	772	67	101	(15)	925
Non-interest income[1]	54	31	24	(16)	93
Total operating income	**826**	**98**	**125**	**(31)**	**1,018**
Operating expenses before credit impairment (losses) / write-backs, provisions and charges	(438)	(44)	(87)	(150)	(719)
Credit impairment (losses) / write-backs	(13)	13	3	(1)	2
Provisions for other liabilities and charges	(26)	(4)	(1)	(95)	(126)
Profit / (loss) from continuing operations before tax	**349**	**63**	**40**	**(277)**	**175**

Segmental results Q1-22 vs Q1-21

- Retail Banking: Profit increased driven by higher mortgage volumes, base rate rises, 1I2I3 Current Account repricing in 2021, lower wholesale funding costs and lower operating costs.
- Consumer Finance: Profit decreased reflecting the impact of the sale of our PSA shareholding in July 2021, but partly offset by higher income from the increase in the value of second hand cars.
- CCB: Profit increased primarily due to higher interest margins and fee income, with the growth of high value clients.
- Corporate Centre: Loss decreased due to lower transformation programme spending.

1. Comprises 'Net fee and commission income' and 'Other operating income'.
2. Q1-21 restated to include CIB as a discontinued operation after its transfer to SLB under a Part VII banking business transfer scheme, completed on 11 October 2021.

9

Santander UK Group Holdings plc

Quarterly Management Statement, 31 March 2022

Appendix 1 – Alternative Performance Measures

In addition to the financial information prepared under IFRS, this Quarterly Management Statement contains non-IFRS financial measures that constitute APMs, as defined in ESMA guidelines, and non-GAAP financial measures, as defined in (and presented in accordance with) U.S. Securities and Exchange Commission (SEC) rules and guidance. The financial measures contained in this report that qualify as APMs have been calculated using the financial information of the Santander UK group but are not defined or detailed in the applicable financial information framework or under IFRS.

We use these APMs when planning, monitoring, and evaluating our performance. We consider these APMs to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. Whilst we believe that these APMs are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for IFRS measures.

a) Adjusted profit metrics

As shown in the table below, profit from continuing operations before tax is adjusted for items management believe to be significant, to facilitate operating performance comparisons from period to period. The financial results reflect continuing operations and therefore do not include discontinued operations. Prior period results have been amended accordingly.

	Ref.	Q1-22 £m	Q4-21 £m	Q1-21 £m
Non-interest income				
Reported	(i)	122	102	93
Adjust for operating lease depreciation		(20)	(9)	(23)
Adjust for net loss / (gain) on sale of property		3	(2)	-
Adjusted	**(ii)**	**105**	**91**	**70**
Operating expenses before credit impairment (losses) / write-backs, provisions and charges				
Reported	(iii)	(581)	(620)	(719)
Adjust for transformation		33	57	142
Adjust for operating lease depreciation		20	9	23
Adjusted	**(iv)**	**(528)**	**(554)**	**(554)**
Provisions for other liabilities and charges				
Reported		(47)	(154)	(126)
Adjust for transformation		3	17	96
Adjusted		**(44)**	**(137)**	**(30)**
Profit from continuing operations before tax				
Reported		495	420	175
Specific income, expenses and charges		39	72	238
Adjusted		**534**	**492**	**413**

The financial results for Q1-22, Q4-21 and Q1-21 were impacted by a number of specific income, expenses and charges with an aggregate impact on profit from continuing operations before tax of £39m in Q1-22, £72m in Q4-21 and £238m in Q1-21. The specific income, expenses and charges are outlined below:

Operating lease depreciation

In 2019, we began to adjust operating expenses and non-interest income for operating lease depreciation. We believe this provides a clearer explanation of expenses and income as operating lease depreciation is a direct cost associated with growing business volumes largely in Consumer Finance.

Net loss / (gain) on sale of property

Previously named 'net gain on sale of London head office and branch properties', now also includes subsequent sale of property under our transformation programme.

Transformation costs and charges

Transformation costs and charges relate to a multi-year project to deliver on our strategic priorities and enhance efficiency in order for us to better serve our customers and meet our medium-term targets.

b) Adjusted CIR

Calculated as adjusted total operating expenses before credit impairment (losses) / write-backs and provisions for other liabilities and charges as a percentage of the total of net interest income and adjusted non-interest income. We consider this metric useful for management and investors as an efficiency measure to capture the amount spent to generate income, as we invest in our multi-year transformation programme.

	Ref.	Q1-22	Q4-21	Q1-21
CIR	(iii) divided by the sum of (i) + net interest income	49%	55%	71%
Adjusted CIR	**(iv) divided by the sum of (ii) + net interest income**	**46%**	**49%**	**56%**

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Santander UK Group Holdings plc

Quarterly Management Statement, 31 March 2022 11 Santander UK Group Holdings plc c) Adjusted RoTE Calculated as adjusted profit after tax attributable to equity holders of the parent, divided by average shareholders’ equity less non-controlling interests, other equity instruments and average goodwill and other intangible assets. We consider this adjusted measure useful for management and investors as a measure of income generation on shareholder investment, as we focus on improving returns through our multi-year transformation programme. Q1-22 Specific income, expenses and charges As adjusted £m £m £m Profit after tax 390 29 419 Annualised profit after tax 1,582 1,698 Phasing adjustments (58) Less non-controlling interests of annual profit (17) (17) Profit due to equity holders of the parent (A) 1,565 1,623 Q1-22 £m Equity adjustments £m As adjusted £m Average shareholders' equity 16,462 Less average Additional Tier 1 (AT1) securities (2,191) Less average non-controlling interests (118) Average ordinary shareholders' equity (B) 14,153 Average goodwill and intangible assets (1,538) Average tangible equity (C) 12,615 220 12,835 Return on ordinary shareholders' equity (A/B) 11.1% - Adjusted RoTE (A/C) - 12.6% 2021 Specific income, expenses and charges As adjusted £m £m £m Profit after tax 1,405 244 1,649 Less non-controlling interests of annual profit (36) (36) Profit due to equity holders of the parent (A) 1,369 1,613 2021 £m Equity adjustments £m As adjusted £m Average shareholders' equity 16,312 Less average Additional Tier 1 (AT1) securities (2,216) Less average non-controlling interests (316) Average ordinary shareholders' equity (B) 13,780 Average goodwill and intangible assets (1,597) Average tangible equity (C) 12,183 61 12,244 Return on ordinary shareholders' equity (A/B) 9.9% - Adjusted RoTE (A/C) - 13.2% Specific income, expenses, charges Details of these items are outlined in section a) of Appendix 1, with a total impact on profit from continuing operations before tax of £39m. The impact of these items on the taxation charge was £10m and on profit after tax was £29m. Tax is effected at the standard rate of corporation tax including the bank surcharge, except for items such as conduct provisions which are not tax deductible. Equity adjustments These adjustments are made to reflect the impact of adjustments to profit on average tangible equity.

Quarterly Management Statement, 31 March 2022 12 Santander UK Group Holdings plc Appendix 2 - Supplementary consolidated information for Santander UK plc and its controlled entities Santander UK plc is the principal subsidiary of Santander UK Group Holdings plc. Summarised consolidated income statement Q1-22 Q1-211 £m £m Net interest income 1,039 913 Non-interest income2 119 90 Total operating income 1,158 1,003 Operating expenses before credit impairment (losses) / write-backs, provisions and charges (574) (713) Credit impairment (losses) / write-backs (52) 3 Provisions for other liabilities and charges (47) (126) Total operating credit impairment (losses) / write-backs, provisions and charges (99) (123) Profit from continuing operations before tax 485 167 Tax on profit from continuing operations (103) (45) Profit from continuing operations after tax 382 122 Profit from discontinued operations after tax - 7 Profit after tax 382 129 Summarised balance sheet 31.03.22 31.12.21 £bn £bn Total customer loans 210.3 207.3 Other assets 75.3 79.8 Total assets 285.6 287.1 Total customer deposits 185.1 186.2 Total wholesale funding 66.4 65.2 Other liabilities 17.8 19.6 Total liabilities 269.3 271.0 Shareholders’ equity 16.3 16.1 Total liabilities and equity 285.6 287.1 Summarised consolidated capital 31.03.22 31.12.21 £bn £bn Total qualifying regulatory capital 14.3 14.8 Risk-weighted assets (RWAs) 68.2 67.1 Total capital ratio 21.0% 21.9% Liquidity 31.03.22 31.12.21 £bn £bn LCR 171% 166% LCR eligible liquidity pool 48.5 51.4 The information contained in this report is unaudited and does not comprise statutory accounts within the meaning of section 434 of the Companies Act 2006 (‘the Act’). The statutory accounts for the year ended 31 December 2021 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act. 1. Q1-21 restated as a result of the CIB segment moving to SLB under a Part VII banking business transfer scheme, which completed on 11 October 2021. 2. Comprises ‘Net fee and commission income’ and ‘Other operating income’.

Quarterly Management Statement, 31 March 2022

Appendix 3 – Additional information

- **Retail Banking:** consists of two business units, Homes and Everyday Banking. Homes provides prime UK mortgage lending to owner occupiers and buy-to-let landlords with small portfolios. Everyday Banking provides banking services and unsecured lending to individuals and small businesses as well alongside wealth management for high-net-worth clients.
- **Consumer Finance** provides prime auto consumer financing for individuals, businesses, and automotive distribution networks.
- **Corporate & Commercial Banking (CCB)** provides banking products and services to SMEs, mid-sized and larger corporates, typically with annual turnovers of between £2m and £500m, as well as to Local Authorities and Housing Associations.
- **Corporate Centre** provides treasury services for asset and liability management of our balance sheet, as well as management of non-core and legacy portfolios.

Mortgage stock LTV distribution	**31.03.22**	**31.12.21**
>100%	-	-
>85-100%	2%	2%
>75-85%	7%	8%
>50-75%	46%	45%
Up to 50%	45%	45%
Average LTV stock	40%	41%

Mortgage new business LTV distribution	**Q1-22**	**2021**
London lending	60%	60%
Buy-to-let	66%	68%
Average LTV new business	64%	64%

Mortgage loan size	**31.03.22**	**31.12.21**
>£1.0m	2%	2%
£0.5m to £1.0m	9%	9%
£0.25m to £0.5m	30%	30%
<£0.25m	59%	59%
Ave. loan size (stock)	£177k	£174k
Ave. loan size (new business)	£237k	£234k

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Santander UK Group Holdings plc

Quarterly Management Statement, 31 March 2022 14 Santander UK Group Holdings plc Mortgage borrower profile 31.03.22 31.12.21 Home movers 42% 43% Re-mortgagers 29% 29% First-time buyers 20% 20% BTL 9% 8% BTL balance £15.7bn £14.9bn Interest rate profile 31.03.22 31.12.21 Fixed rate 86% 84% Variable rate 9% 10% SVR 4% 4% FoR 1% 2% Mortgage lending - geographical distribution 31.03.22 31.12.21 £bn % £bn % London 46.4 26 45.3 26 Midlands and East Anglia 24.7 14 24.1 14 North 23.8 13 23.5 13 Northern Ireland 3.0 2 3.0 2 Scotland 6.7 4 6.6 4 South East excluding London 57.5 31 56.4 31 South West, Wales and Other 18.8 10 18.4 10 Total mortgages 180.9 100 177.3 100 Retail Banking customer loans by portfolio 31.03.22 31.12.21 £bn £bn Mortgages 180.9 177.3 Business banking 3.2 3.5 Other unsecured lending 4.8 4.8 Retail Banking customer loans 188.9 185.6 Retail Banking customer deposits by portfolio 31.03.22 31.12.21 £bn £bn Current accounts 80.7 80.7 Savings 57.4 57.8 Business Banking 12.5 13.1 Other retail products 5.4 5.4 Retail Banking customer deposits 156.0 157.0

Quarterly Management Statement, 31 March 2022 15 Santander UK Group Holdings plc List of abbreviations APM Alternative Performance Measure AT1 Additional Tier 1 BBLS Bounce Back Loan Scheme Banco Santander Banco Santander S.A. Banking NIM Banking Net Interest Margin BTL Buy-To-Let CAGR Compound Annual Growth Rate CBES Climate Biennial Exploratory Scenario CBILS Coronavirus Business Interruption Loan Scheme CCB Corporate & Commercial Banking CET1 Common Equity Tier 1 CIB Corporate & Investment Banking CIR Cost-To-Income Ratio CLBILS Coronavirus Large Business Interruption Loan Scheme COP26 Conference of Parties 26 CRR Capital Requirements Regulation EBA European Banking Authority ECL Expected Credit Losses ESMA European Securities and Markets Authority EU European Union FoR Follow on Rate FCA Financial Conduct Authority FSCS Financial Services Compensation Scheme GDP Gross Domestic Product HoldCo Holding Company (Santander UK Group Holdings plc) HPI House Price Index IASB International Accounting Standards Board IFRS International Financial Reporting Standard LCR Liquidity Coverage Ratio LTV Loan-To-Value MDA Maximum Distributable Amount MREL Minimum Requirement for own funds and Eligible Liabilities n.a. Not applicable n.m. Not meaningful PH Payment Holiday PMAs Post model adjustments PRA Prudential Regulation Authority QMS Quarterly Management Statement QoQ Quarter-on-Quarter RFB Ring-Fenced Bank (Santander UK plc) RFB DoLSub Santander UK plc Domestic Liquidity Sub-group RoTE Return on Tangible Equity RWA Risk-Weighted Assets Santander UK Santander UK Group Holdings plc SFS Santander Financial Services plc SLB Santander London Branch SME Small and Medium-Sized Enterprise SVR Standard Variable Rate TFS Term Funding Scheme TFSME Term Funding Scheme with additional incentives for SMEs UK United Kingdom UNHCR United Nations High Commissioner for Refugees UPL Unsecured Personal Lending YoY Year-on-Year

Quarterly Management Statement, 31 March 2022 16 Santander UK Group Holdings plc Additional information about Santander UK and Banco Santander Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 31 March 2022, the bank had around 18,000 employees and serves around 14 million active customers, via a nationwide branch network, telephone, mobile and online banking. Santander UK is subject to the full supervision of the FCA and the PRA in the UK. Santander UK plc customers’ eligible deposits are protected by the FSCS in the UK. Banco Santander (SAN SM, STD US, BNC LN) is a leading retail and commercial bank, founded in 1857 and headquartered in Spain and is one of the largest banks in the world by market capitalization. Its primary segments are Europe, North America, South America and Digital Consumer Bank, backed by its secondary segments: Santander Corporate & Investment Banking (Santander CIB), Wealth Management & Insurance (WM&I) and PagoNxt. Its purpose is to help people and businesses prosper in a simple, personal and fair way. Banco Santander is building a more responsible bank and has made a number of commitments to support this objective, including raising over €120 billion in green financing between 2019 and 2025, as well as financially empowering more than 10 million people over the same period. At the end of 2021, Banco Santander had more than 1.1 trillion euros in total funds, 152.9 million customers, of which 25.4 million are loyal and 47.4 million are digital, 9,900 branches and over 197,000 employees. Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK plc has preference shares listed on the London Stock Exchange. None of the websites referred to in this Quarterly Management Statement, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this Quarterly Management Statement. Disclaimer Santander UK Group Holdings plc (Santander UK), Santander UK plc and Banco Santander caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and Santander UK, Santander UK plc and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors in the forward-looking statements on page 297 of the Santander UK Group Holdings plc 2021 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on 7 March 2022. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK, Santander UK plc, Banco Santander and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter. Santander UK is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK’s usual practice, over the coming quarter it expects to meet with investors globally to discuss this Quarterly Management Statement, the results contained herein and other matters relating to Santander UK. Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. SANTANDER UK GROUP HOLDINGS PLC Dated: 28 April 2022 By / s / Duke Dayal Duke Dayal Chief Financial Officer